# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pure Cycle Corp, CIK 0000276720
CUSIP: 746228303
Title of class of securities: Common Stock, par value 1/3 of $0.01 per share
Address of issuer's principal executive offices: 34501 E. QUINCY AVE, BLDG. 34, WATKINS, Colorado (CO), 80137
Date of event which requires filing of this statement: 08/04/2026
Amends the filing with accession number 0001829240-25-000003
Filed by CIK 0001829240
Persons authorized to receive notices and communications: DANIEL J. ROLLER, MARAN CAPITAL MANAGEMENT, LLC, 201 Columbine St, Suite 300, Denver, Colorado (CO), 80206, (303) 800-7551

## Reporting persons
- Maran Capital Management, LLC (CIK 0001829240): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,549,000; sole dispositive power 0; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,549,000 (14.7% of the class)
- Maran Partners Fund, LP (CIK 0001655289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran Partners GP, LLC (CIK 0001829261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 469,000; sole dispositive power 0; shared dispositive power 469,000; aggregate amount beneficially owned 469,000 (1.9% of the class)
- Maran SPV1 LP (CIK 0002089566): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Maran SPV GP, LLC (CIK 0001829571): type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 480,000; sole dispositive power 0; shared dispositive power 480,000; aggregate amount beneficially owned 480,000 (2% of the class)
- Plaisance SPV I, LLC (CIK 0001791049): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (10.8% of the class)
- Daniel J. Roller (CIK 0001829268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 2,653; shared voting power 3,549,000; sole dispositive power 2,653; shared dispositive power 3,549,000; aggregate amount beneficially owned 3,551,653 (14.7% of the class)
- Plaisance Capital LLC (CIK 0001761269): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value 1/3 of $0.01 per share
Name of issuer: Pure Cycle Corp
Address of issuer's principal executive offices: 34501 E. QUINCY AVE, BLDG. 34, WATKINS, Colorado (CO), 80137
Comment: The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned on November 19, 2025 ("the "Initial 13D" and as amended and supplemented through the date of this Amendment No. 3, the "Schedule 13D"). This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended to add the following:

In connection with the Group Agreement defined and described in Item 6 below, Daniel Kozlowski is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 3. The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 4, 2026, Maran Capital Management, LLC, Maran Partners Fund, LP, Maran Partners GP, LLC, Maran SPV1 LP, Maran SPV GP, LLC, Plaisance SPV I, LLC and Daniel J. Roller (collectively, "Maran") delivered a letter to the Issuer nominating Daniel J. Roller, Anya Civitella, R. Rimmy Malhotra, John D. McAnnar and Ian K. Patel (the "Nominees") for election to the Issuer's board of directors (the "Board") at the Issuer's 2027 annual meeting of shareholders (the "Annual Meeting").

As described in more detail in their biographies below, the Nominees have backgrounds and skillsets spanning capital allocation, mergers and acquisitions, corporate law and governance, building products and materials, operational improvement, energy, and finance.

Daniel Roller

Daniel J. Roller, age 45, is the Founder, President and Chief Investment Officer of Maran Capital Management, LLC, a Denver-based investment firm he founded in 2015. Maran Capital is focused on making concentrated, fundamentally driven, long-term oriented investments in publicly traded small capitalization companies. In addition to his 20+ years of investment research and management experience, Mr. Roller has advised numerous public and private companies on topics such as M&A, capital allocation, corporate governance, and strategy. Mr. Roller holds a B.S.E. in Electrical Engineering and Computer Science from Duke University.

Mr. Roller has served as a director of Horizon Kinetics Holding Corporation (OTC: HKHC) (formerly Scott's Liquid Gold Inc.) since January 2021 and served as a director of Pure Cycle Corporation (Nasdaq: PCYO) from January 2026 to May 2026.

Anya Civitella

Anya Civitella, age 50, is an accomplished building materials and construction products executive with more than 25 years of experience creating shareholder value through strategic growth, mergers and acquisitions, operational improvement, and organizational transformation. From July 2023 to April 2025, Ms. Civitella served as Senior Vice President, Performance and Growth at Foley Products. From July 2021 to March 2023, she served as Senior Vice President, Business Development and Growth at Specialty Granules (a Standard Industries company). Prior to that, she served as Senior Vice President, Performance Improvement at Summit Materials, where she was a founding senior leadership team member and helped scale the company from a private equity-backed start up into a publicly traded building materials company with approximately $2 billion in revenue. Earlier in her career, Ms. Civitella held executive, strategy and advisory roles with CRH, McKinsey & Company, Accenture, and the World Bank. She earned an MBA from Yale School of Management, completed the Executive Leadership Program at Harvard Business School, and graduated summa cum laude in Economics from Amherst College. Ms. Civitella's qualifications to serve as a director include deep building materials industry expertise, public company leadership experience, M&A and capital allocation capabilities, operational transformation experience, and a demonstrated track record of building scalable organizations and delivering sustainable value creation.

Rimmy Malhotra

R. Rimmy Malhotra, age 51, has served as the Managing Member and Portfolio Manager for the Nicoya Fund LP, a private investment partnership, since 2013. He earned an MBA in Finance from The Wharton School and a Master's degree in International Relations from the School of Arts & Sciences, both at the University of Pennsylvania where he is a Lauder Fellow. Mr. Malhotra holds a Bachelor of Science in Computer Science and Bachelor of Arts in Economics from Johns Hopkins University.

Mr. Malhotra currently serves as a director of HireQuest, Inc. (Nasdaq: HQI) (since April 2016), Optex Systems Holdings, Inc. (Nasdaq: OPXS) (since November 2019), FRMO Corporation (OTC: FRMO) (since November 2024), and Genasys Inc. (Nasdaq: GNSS) (since January 2025). Mr. Malhotra previously served as a director of Scott's Liquid Gold, Inc. (now Horizon Kinetics Holding Corp.) from January 2021 to August 2024 and Infusystem Holdings, Inc. from September 2022 to March 2024.

John McAnnar

John D. McAnnar, age 43, is the Chief Legal Officer, Vice President of Professional Services, and Secretary of HireQuest, Inc. He has fulfilled the General Counsel or Chief Legal Officer role for both HireQuest, Inc., and its predecessor, Hire Quest, L.L.C., since 2014. Previously, Mr. McAnnar served in the litigation departments of Carmody MacDonald, P.C., and Armstrong Teasdale, LLP. Beginning in July 2023 and until it was acquired in August 2024, he served on the Board of Directors and the Audit, Compensation, and Nominations and Governance Committees of Scott's Liquid Gold, Inc. (OTC:SLGD). He is the co-founder of ArchCity Defenders, a non-profit organization in St. Louis, Missouri. Mr. McAnnar holds a Bachelor of Arts degree from the University of Pittsburgh and a juris doctorate degree from St. Louis University School of Law.

Ian Patel

Ian Patel, age 52, has been a self-employed consultant since March 2026. Most recently, from August 2024 until February 2026, he served as Chief Financial Officer of QB Energy LLC, a private equity-backed upstream energy producer, where he led capital structure, capital allocation, risk management, and acquisitions. From January 2022 until May 2024, he served as Chief Financial Officer of CEA Industries Inc. (Nasdaq: CEAD), a publicly traded engineering and equipment company, where he oversaw SEC reporting, Sarbanes-Oxley compliance, and Nasdaq listing matters and advised the Board and Audit Committee. From May 2018 until October 2021, Mr. Patel served as Vice President of Finance at FourPoint Energy LLC and LongPoint Minerals, where he managed the firm's acquisitions and investor relations efforts, and he previously served as Chief Financial Officer of True Oil Company, LLC. Mr. Patel began his career as an attorney with Debevoise & Plimpton LLP and served as Special Counsel at the U.S. Securities and Exchange Commission, where he reviewed public-company registration statements, periodic reports, and proxies, issued comment letters, and advised on securities law and disclosure matters. He later served as a Director in the Global Energy group at Citigroup and an Associate in the Natural Resources group at Goldman Sachs & Co., advising energy companies on mergers and acquisitions and capital raises. Mr. Patel earned a Bachelor of Science in Business from the University of California, Riverside, a J.D. from Harvard Law School, and an MBA from The University of Pennsylvania.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 4, 2026, Maran, Anya Civitella, R. Rimmy Malhotra, John D. McAnnar and Ian K. Patel (collectively, the "Participants") entered into a group agreement (the "Group Agreement") in which, among other things, (i) the Participants agreed to jointly file a statement on Schedule 13D, and any amendments thereto, with respect to securities of the Issuer to the extent required by applicable law, (ii) the Participants agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of the Reporting Persons), (iii) the Participants agreed to take all other action necessary to achieve the foregoing, (iv) each of the Participants agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of Maran, and (v) the Maran entities agreed to pre-approve and pay all expenses incurred in connection with the group's activities on a pro rata basis based on the number of Shares beneficially owned in the aggregate by each such Maran entity. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Roller a power of attorney (the "Power of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting. A form of the Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Group Agreement, dated August 4, 2026

99.2 - Form of Power of Attorney

## Signatures
- Maran Capital Management, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (08/06/2026)
- Maran Partners Fund, LP: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member, Maran Partners GP, LLC, its General Partner (08/06/2026)
- Maran Partners GP, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (08/06/2026)
- Maran SPV1 LP: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (08/06/2026)
- Maran SPV GP, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (08/06/2026)
- Plaisance SPV I, LLC: /s/ Daniel J. Roller, Daniel J. Roller, Managing Member (08/06/2026)
- Daniel J. Roller: /s/ Daniel J. Roller, Daniel J. Roller (08/06/2026)
- Plaisance Capital LLC: /s/ Daniel Kozlowski, Daniel Kozlowski, Managing Member (08/06/2026)